EXHIBIT 99.1

TOP Ships Inc. Announces Conclusion of Suezmax Financing and Additional Sources of Capital

ATHENS, Greece, Dec. 03, 2018 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient “ECO” tanker vessels currently focusing on the transportation of crude oil and petroleum products, announced today that it has concluded Financing Agreements with a major Chinese leasing company, via sale and leaseback transactions of up to $92.5 million for its Suezmax newbuilding vessels with hull numbers 874 and 875, currently under construction at Hyundai Samho Heavy Industries Co., Ltd. in South Korea.

The company also announced that it has increased the maximum borrowing capacity of the Family Trading Credit Facility to $25.0 million and that it has drawn down an additional $5.0 million from the Company’s outstanding loan facilities. Efforts around these developments had been announced in the Company’s September 11th, 2018 press release.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“We are very pleased to have concluded this financing with a very high quality financier. Our Suezmax vessels, which account for the largest portion of our newbuilding capital expenditure, are now fully funded.

We are now focused on arranging the finance of our newbuilding vessel that will be delivered in January following the completion of which, the company will have completely covered its capital needs in relation to its current newbuilding program.”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
TOP Ships Inc.
Tel: +30 210 812 8107
Email: info@topships.org